

Mail Stop 4720

February 25, 2016

<u>Via E-mail</u>
Jerold L. Rexroad
Chief Executive Officer
Carolina Financial Corporation
288 Meeting Street
Charleston, South Carolina 29401

      Re: Carolina Financial Corporation
                Registration Statement on Form S-4
                Filed February 9, 2016
                File No. 333-209440

Dear Mr. Rexroad:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1.   Please disclose on the cover page a representative value of the aggregate merger consideration, including the stock price of each company as of the latest practicable date.

2.   We note your disclosure on page 1 that if Carolina Financial's stock price falls below a certain floor, subject to certain conditions, Carolina Financial will have the option of increasing the consideration payable to Congaree shareholders by increasing the exchange ratio. Please revise your disclosure on the cover page to state that the completion of the merger is subject to a floor price which, if reached prior to completion

of the merger, could result in more Carolina Financial shares being issued or the merger being terminated.

Summary, page 5

3.   Please disclose in the Summary section that if Congaree's shareholders equity falls below $13,570,000, without giving effect to expenses incurred in connection with the merger or accumulated other comprehensive income, Carolina Financial will have the option of terminating the merger. Please also disclose this measure as of the latest practicable date.

4.   We note from Section 7.9(g) of the Agreement and Plan of Merger that each of Congaree's executive officers and directors will enter into a shareholder support agreement. Please disclose in the Summary section, if true, that each of Congaree's executive officers and directors has agreed to vote his or her Congaree shares in favor of the merger.

5.   Please disclose in the Summary section the effect of the merger on Congaree preferred stock. For instance, we note from page 5 of the investor presentation filed as an exhibit to the Form 8-K filed on January 22, 2016, that Carolina Financial will assume $1.6 million of Congaree preferred stock.

6.   Where you disclose the effect of the merger on Congaree warrants and stock options, please clarify whether these securities are held exclusively by directors and officers of Congaree. Make conforming changes to your disclosure beginning on page 42, as appropriate.

Proposal No. 1 – The Merger

Important Federal Income Tax Consequences, page 45

7.   The discussion in this section is inconclusive inasmuch as it encompasses the possibility of the merger qualifying as a reorganization under Section 368(a) of the Internal Revenue Code as well as the possibility of the merger not qualifying under that provision of the Code. Moreover, the anticipated tax consequences of the transaction appear to be material under Item 601(b)(8) of Regulation S-K. In this regard, we note your reference on page 27 to the Congaree board's belief that the transaction would be tax-free to Congaree shareholders with respect to the stock consideration received. As such, please obtain and file a tax opinion as an exhibit to your registration statement. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 (CF), which is available on our website. Make conforming changes to your disclosure on page 2.

Jerold L. Rexroad
Carolina Financial Corporation
February 25, 2016
Page 3

Exhibits

8.   Although your Exhibit Index indicates that the consent of BSP Securities, LLC is
        included in BSP's fairness opinion attached as Appendix C, we are unable to locate a
        clear statement as to the firm's consent to be named in the registration statement. Please
        obtain and file such a consent from BSP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Jerold L. Rexroad
Carolina Financial Corporation
February 25, 2016
Page 4

        Please contact Alexandra M. Ledbetter, Attorney-Adviser, at (202) 551-3419 or me at
(202) 551-3338 with any questions.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel
                                        Office of Financial Services

cc: B.T. Atkinson, Esq.
        Nelson Mullins Riley & Scarborough LLP